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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of January 2011

Commission File Number: 0-31100

KISKA METALS CORPORATION
Suite 575, 510 Burrard Street Vancouver, B.C. V6C 3A8

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑  Form 40-F ¨

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ¨  No  ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):       82-

575-510 BURRARD STREET, VANCOUVER, BC, CANADA V6C 3A8 TEL: 604.669.6660 FAX: 604.669.0898 WWW.KISKAMETALS.COM TSX-V: KSK CONTACT: DREW MARTEL OR JASON WEBER

NEWS RELEASE

Island Mountain Gold - Copper Deposit Continues To Grow

At Kiska's Whistler Project, Alaska

KSK10-27

Vancouver, BC – October 25, 2010:  Kiska Metals Corporation (“Kiska” or the “Company”) is pleased to report the results of exploration drilling at the Island Mountain Deposit, located 23 kilometres south of the Whistler Deposit, at the Company’s wholly-owned Whistler Project, Alaska. Drilling at Island Mountain targeted the north and south strike extensions of mineralization discovered in 2009. Mineralization has been extended a further 250 metres along strike by drilling. Highlights of the current drill results include a Breccia Zone intersection of 1.17 g/t gold, 2.4 g/t silver and 0.23% copper over 54 metres and a “Lower Zone” intercept of 1.02 g/t gold over 55.6 metres.

“Island Mountain continues to grow,” stated Mark Baknes, P.Geo., VP Exploration of Kiska Metals. “Our 2010 field mapping shows that breccia bodies extend over a minimum area of 800 by 450 metres and drilling indicates that mineralization is open in all directions. With the receipt of positive preliminary metallurgical results for the Island Mountain mineralization, we can envisage the definition of second resource to complement the growing resource at the Whistler Deposit. Mineralization remains open for expansion and ground work on the rest of Island Mountain has identified new target areas that will be priority drill targets in 2011.”

Seven drill holes (IM10-006 to -012), totaling 3,107 metres, are summarized in this news release. Relative to the discovery hole, all holes were collared on east-west sections located 50 metres south (IM10-006, 007), and 50 (IM10-010, 011), 100 (IM10-013 to be released) and 200 metres (IM10-008, 009) north. All holes with the exception of IM10-012 were drilled toward the east at inclinations of either -45 or -60 degrees and designed to intersect breccia-hosted gold-copper mineralization and “Lower Zone-style” disseminated pyrrhotite-associated gold mineralization hosted in altered diorite intrusive rocks. IM10-012 was drilled toward the west from the discovery-hole drill pad to define mineralization west along the discovery section. The final hole of this year’s Island Mountain program, IM10-015, tested a new target to the northeast and will be released upon receipt of analytical results (hole IM10-014 was abandoned at this drill site due to drilling difficulties near surface). A plan map and cross sections are available at Kiska’s website www.kiskametals.com. Table 1 lists mineralized intercepts received to date.

Drill intercepts to the south of the discovery section represent Lower Zone style disseminated mineralization while holes drilled to the north intersected both Breccia and Lower Zone style mineralization with corresponding gold and in the case of breccias, gold and copper. The geometry of the Breccia Zone intersected by this phase of drilling indicates a near vertical north-northeast trend that is likely continuous in the subsurface. Hole IM10-013, to be reported in a subsequent news release, collared in mineralized diorite and breccias to the west of the discovery breccia indicating potential for westward expansion. Of particular note in hole IM10-013 is that the mineralization encountered appears to represent a new style of mineralization spatially associated with the Breccia Zone, with strong potassic alteration and disseminated copper sulphides, more typical of conventional porphyry-style mineralization. Holes IM10-008 and 009, located 200 metres north of the discovery hole both ended in Lower Zone style mineralization, indicating further potential for eastward and depth expansion of this style of mineralization.

The 2010 exploration program at Island Mountain included detailed mapping and surface sampling which has identified several new breccia outcrops over an 800 metre long trend approximately 450 metres in width. In addition, strongly pyrrhotite mineralized diorites (reminiscent of Lower Zone mineralization) were also noted over large areas. Surface geochemical surveys covering much of the area are currently being compiled and are expected to provide the basis for multiple new drill targets for the 2011 campaign.

Table 1: Island Mountain Significant Drill Intersections

Hole	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Copper (%)	Gold eq.* (g/t)
IM10-006	198.1	311.0	112.9	0.377	0.5	0.03	0.44
including	248.1	298.1	50.0	0.606	0.5	0.04	0.68
IM10-007	26.1	58.0	31.9	0.373	4.8	0.19	0.79
including	39.3	56.1	16.8	0.634	7.8	0.30	1.31
	185.1	258.9	73.8	0.230	0.6	0.04	0.31
	334.0	383.0	49.0	0.261	7.3	0.02	0.40
IM10-008	70.0	438.6	368.6	0.291	0.5	0.03	0.34
including	262.0	282.0	20.0	0.510	0.4	0.02	0.55
and	351.0	438.6	87.6	0.726	0.4	0.02	0.76
including	383.0	438.6	55.6	1.018	0.3	0.01	1.03
IM10-009	96.0	434.6	338.6	0.223	0.9	0.03	0.29
including	145.5	171.0	25.5	0.563	0.6	0.02	0.60
and	361.0	423.2	62.2	0.396	1.0	0.05	0.50
IM10-010	8.6	108.1	99.4	0.848	2.8	0.20	1.27
	255.0	293.9	38.9	0.280	0.9	0.05	0.38
	311.0	380.0	69.0	0.676	0.5	0.03	0.73
IM10-011	3.0	240.4	237.4	0.533	2.2	0.14	0.83
including	3.0	57.0	54.0	1.170	3.4	0.23	1.64
including	185.0	240.4	55.4	0.593	2.6	0.19	0.99
and	291.5	306.6	15.0	0.236	1.0	0.09	0.42
and	380.0	405.0	25.0	0.359	0.9	0.06	0.47
IM10-012	8.2	52.0	43.8	0.169	1.9	0.10	0.39
	207.0	226.0	19.0	0.353	2.3	0.10	0.57
	340.9	360.0	19.0	0.669	0.3	0.01	0.68

*Gold equivalent calculations based on full recoveries and $550 per ounce gold, $8 per ounce silver, $1.50 per pound copper.

About Kiska Metals Corporation

Kiska Metals Corporation is a mineral exploration company focused on advancing the Whistler Project, Alaska, which includes a multi-million ounce gold-copper resource and excellent exploration potential.  Kiska has renowned technical expertise and a quality exploration portfolio with numerous early stage exploration opportunities around the world, some held in partnership with a selection of the world’s largest and most successful gold and base metal producers.

Qualified Person Statement

The content of this release has been reviewed by Mark Baknes, P. Geo., Vice President of Exploration of Kiska Metals Corporation. Mr. Baknes is a Qualified Person as defined under the terms of National Instrument 43-101. Rock samples were prepared for assay at ALS Chemex labs in Fairbanks, Alaska, and analyzed for multiple elements at ALS Chemex labs in North Vancouver, British Columbia.

On behalf of Kiska Metals Corporation

“Jason Weber”

Jason Weber, P.Geo., President & CEO

CAUTIONARY STATEMENT: No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain "forward-looking statements". Other than statements of historical fact, all statements included in this release, including, without limitation, statements regarding future plans and objectives of Kiska Metals Corporation, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Kiska's expectations are the risks detailed herein and from time to time in the filings made by Kiska Metals Corporation with securities regulators. Those filings can be found on the Internet at http://www.sedar.com and http://www.sec.gov/edgar.